SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AKUMIN INC.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

01021F109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 01021F109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Stanley Dunford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,477,377(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,477,377(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,477,377(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.78%(2)
12	TYPE OF REPORTING PERSON* IN

(1)

Consists of 16,199 Common shares of the Issuer held directly by Mr. Dunford, 5,162,135 Common shares of the Issuer held directly by Floyd Dunford Limited, an Ontario Corporation of which Mr. Dunford is the sole controlling holder, 97,790 Common shares of the Issuer held directly by Dunford Marine Holdings LP, an Ontario limited partnership of which Mr. Dunford is the sole controlling holder, and 201,253 Common shares of the Issuer issuable within 60 days of December 31, 2020 upon exercise of stock options to purchase Common shares of the Issuer that are held by Mr. Dunford.

(2)

This percentage is calculated based upon 70,178,428 Common shares of the Issuer outstanding as of November 11, 2020, as set forth in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020, and assuming the issuance of 201,253 Common shares of the Issuer upon the exercise of stock options that are held by Mr. Dunford, for an aggregate of 70,379,681 shares of the Issuer’s Common Stock outstanding.

CUSIP No. 01021F109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Floyd Dunford Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,162,135(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,162,135(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,162,135(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.36%(2)
12	TYPE OF REPORTING PERSON* CO

(1)	Consists of 5,162,135 Common shares of the Issuer held directly by Floyd Dunford Limited.
(2)

This percentage is calculated based upon 70,178,428 Common shares of the Issuer outstanding as of November 11, 2020, as set forth in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 01021F109	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Dunford Marine Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 97,790(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,790(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,790(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.14%(2)
12	TYPE OF REPORTING PERSON* PN

(1)	Consists of 97,790 Common shares of the Issuer held directly by Dunford Marine Holdings LP.
(2)

This percentage is calculated based upon 70,178,428 Common shares of the Issuer outstanding as of November 11, 2020, as set forth in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 01021F109	13G	Page 5 of 8 Pages

Item 1 (a). Name of Issuer:

Akumin Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

Akumin Inc.

8300 W Sunrise Blvd

Plantation FL, 33322

Item 2 (a). Name of Person Filing:

The persons filing this statement are Stanley Dunford, Floyd Dunford Limited, an Ontario corporation, and Dunford Marine Holdings LP, an Ontario limited partnership. Together, Stanley Dunford, Floyd Dunford Limited, and Dunford Marine Holdings LP are the “Reporting Persons”.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o Akumin Inc.

8300 W Sunrise Blvd

Plantation FL, 33322

Item 2 (c). Citizenship:

Stanley Dunford is a Canadian citizen.

Floyd Dunford Limited is an Ontario corporation.

Dunford Marine Holdings LP is an Ontario limited partnership.

Item 2 (d). Title of Class of Securities:

Common shares, no par value

Item 2 (e). CUSIP Number:

01021F109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 01021F109	13G	Page 6 of 8 Pages

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Stanley Dunford

(a) Amount beneficially owned: 5,477,377

(b) Percent of class: 7.78%

(c) Number of shares as to which such person has: 5,477,377

(i) Sole power to vote or to direct the vote: 5,477,377

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,477,377

(iv) Shared power to dispose or to direct the disposition of: 0

Floyd Dunford Limited

(a) Amount beneficially owned: 5,162,135

(b) Percent of class: 7.36%

(c) Number of shares as to which such person has: 5,162,135

(i) Sole power to vote or to direct the vote: 5,162,135

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,162,135

(iv) Shared power to dispose or to direct the disposition of: 0

Dunford Marine Holdings LP

(a) Amount beneficially owned: 97,790

(b) Percent of class: 0.14%

(c) Number of shares as to which such person has: 97,790

(i) Sole power to vote or to direct the vote: 97,790

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 97,790

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. 01021F109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021

By:	/s/ Stanley Dunford
Stanley Dunford

FLOYD DUNFORD LIMITED

By:	/s/ Stanley Dunford
Stanley Dunford
Authorized Signatory

DUNFORD MARINE HOLDINGS LP

By:	/s/ Stanley Dunford
Stanley Dunford
Authorized Signatory

CUSIP No. 01021F109	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)